Exhibit 99.1

ACCO GROUP HOLDINGS LIMITED ANNOUNCES PARTIAL EXERCISE OF UNDERWRITERS’ OVER-ALLOTMENT OPTION

Hong Kong, Nov. 19, 2025 (GLOBE NEWSWIRE) -- ACCO GROUP HOLDINGS LIMITED (Nasdaq: ACCL) (the “Company”), a corporate services provider headquartered in Hong Kong, today announced the partial exercise of the over-allotment option (the “Over-Allotment Option”) by the underwriters of Company’s initial public offering (the “Offering”) to purchase an additional 49,900 ordinary shares of the Company at the initial public offering price of US$4.00 per share and the closing of such issuance. After giving effect to the partial exercise of the Over-Allotment Option, the total number of ordinary shares sold by the Company in the Offering increased to 1,449,900 ordinary shares and the gross proceeds increased to approximately US$5.80 million, before deducting underwriting discounts and other related expenses.

The ordinary shares of the Company commenced trading on the Nasdaq Capital Market on October 17, 2025, under the symbol “ACCL.”

The Company intends to use the net proceeds for expanding the corporate service business, incorporating generative artificial intelligence features into the business modules, building up the presence in the United States market by setting up branch offices in the United States, promoting and enhancing the Company’s brand globally, and general working capital purposes.

The Offering was conducted on a firm commitment basis. Craft Capital Management LLC was acting as the representative of the underwriters in the Offering, and Revere Securities LLC is acting an underwriter (collectively, the “Underwriters”). Ortoli Rosenstadt LLP acted as the U.S. securities counsel to the Company, and Robinson & Cole LLP acted as the U.S. securities counsel to the Underwriters in connection with the Offering.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-288756) previously filed with, and subsequently declared effective on September 30, 2025 by, the U.S. Securities and Exchange Commission (the “SEC”). A final prospectus describing the terms of the Offering was filed with the SEC on October 17, 2025 and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained, when available, from Craft Capital Management LLC at 377 Oak St, Lower Concourse, Garden City, NY 11530, or via email at info@craftcm.com, or telephone at +1 (800) 550-8411; or from Revere Securities LLC at  560 Lexington Avenue, 16th Floor, New York, NY 10022, or via email at contact@reveresecurities.com, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Acco Group Holding Limited

Headquartered in Hong Kong, the Company is a multi-disciplinary corporate service provider with a strong presence in Hong Kong and Singapore. Through its wholly-owned operating subsidiaries in Hong Kong and Singapore, the Company specializes in offering corporate secretarial services and accounting services in Hong Kong, as well as intellectual properties registration services in Singapore, under the “Accolade” brand. The Company’s clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations, reflecting its ability to cater to diverse business needs with tailored, technology enhanced solutions. For more information, please visit https://www.accoladegroup.com.hk and https://www.accogroups.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding its intended use of proceeds from the sale of the Company’s ordinary shares in the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Acco Group Holdings Limited
Investor Relations
Email: ir@accogroups.com
Tel: +852 3521 2960